Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form F-1 of our report dated February 19, 2013 (December 22, 2013 as to the effects of the adoption of the new accounting pronouncements and change in presentation of certain expenses as described in Notes 3A and 35 and the re-presentation of segments as described in Note 5) relating to the consolidated financial statements of Pinafore Holdings B.V. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of International Accounting Standard 19, Employee Benefits (2011) (“IAS 19R”) and the change in presentation of certain expenses in the consolidated income statement) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte LLP

London, United Kingdom

December 23, 2013